SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Sbarro, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of class of securities)

                                   805844-10-7
                           ---------------------------
                                 (CUSIP Number)

                              Arthur A. Katz, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                  212-984-7700
            ---------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                  June 17, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

-----------------------                                       ------------------
CUSIP No.   805844 10 7              13D                      Page 2 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON SS. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
            PERSON

            Mario Sbarro
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,835,463
  NUMBER OF           ----------------------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    2,504,074
    EACH              ----------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,835,463
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,504,074
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,339,537
--------------------------------------------------------------------------------
      12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP No.   805844 10 7              13D                      Page 3 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON SS. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
            PERSON

            Anthony  Sbarro
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,398,800
  NUMBER OF           ----------------------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH              ----------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,398,800
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,398,800
--------------------------------------------------------------------------------
      12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP No.   805844 10 7              13D                      Page 4 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON SS. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
            PERSON

            Joseph  Sbarro
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,974,580
  NUMBER OF           ----------------------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH              ----------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,974,580
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,974,580
--------------------------------------------------------------------------------
      12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                       ------------------
CUSIP No.   805844 10 7              13D                      Page 5 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON SS. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
            PERSON

            Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            N/A
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
  NUMBER OF           ----------------------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    2,497,884
    EACH              ----------------------------------------------------------
  REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0

                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,497,884
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,497,844
--------------------------------------------------------------------------------
      12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.2%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 805844 10 7                 13D                           Page 6 of 10


                                  INTRODUCTION

            This Amendment ("Amendment No. 1") is being filed jointly, pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro, individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro and (iv) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro (individually, a "Reporting Person" and, collectively, the "Reporting Persons") to amend the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons on January 22, 1998. The Original Schedule 13D reported that the Reporting Persons had presented to the Board of Directors of Sbarro, Inc. (the "Company") a proposal for the merger of the Company with a company that would be owned by the Reporting Persons, pursuant to which the public shareholders of the Company would receive cash for all shares of Common Stock not owned by the Reporting Persons (the "Proposal"). The Proposal was subject to certain conditions. As a result, the Reporting Persons may have been deemed to constitute a "group" for purposes of Rule 13d-3 under the Exchange Act.

            Amendment No. 1 is being filed to report that negotiations regarding the Proposal have been terminated, as reported by the Company in a press release on June 17, 1998. The Reporting Persons considered themselves as a "group" at the time the Proposal was made. The Reporting Persons have no common intentions at the present time and no longer consider themselves as constituting a "group".

            All terms used, but not defined, in Amendment No. 1 are as defined in the Original Schedule 13D.

Item 2(a) is amended in its entirety to read as follows:

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)   This  statement is being filed jointly  pursuant to Rule 13d-1
(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Mario Sbarro individually and as co-trustee of the Trust of Carmela Sbarro, (ii) Anthony Sbarro, (iii) Joseph Sbarro and (iv) Franklin Montgomery, as co-trustee of the Trust of Carmela Sbarro (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

      Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

      Each of the respective Reporting Persons disclaims membership in a "group" for purposes of Rule 13d-3 of the Exchange Act.

CUSIP No. 805844 10 7                 13D                           Page 7 of 10


Item 3 is amended in its entirety to read as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Each of the Reporting Persons (in the case of Franklin Montgomery, as one of two trustees of the Trust of Carmela Sbarro) has held the shares of Common Stock beneficially owned (excluding unexercised stock options referred to in Item 5 below) by such Reporting Person as reported herein for more than ten years. As described in Item 4, no Reporting Person has any present plans or proposals to make any purchases or acquisitions of securities of the Company.

Item 4 is amended in its entirety to read as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            On June 17, 1998, the Company issued a press release (the "Press Release") reporting, among other things, that negotiations regarding the proposal by the Reporting Persons for the acquisition of all shares of the Company not owned by them had been terminated. The Press Release also reported that the Company and its investment banker will explore various strategic alternatives for the benefit of all shareholders, that the Company was continuing the suspension of dividends and that the Company's Board of Directors will evaluate the declaration of future dividends in light of circumstances as they exist at the time. Each of Mario Sbarro, Anthony Sbarro and Joseph Sbarro, as directors of the Company, concurred in the foregoing.

            Except as reflected in the Press Release with respect to Mario Sbarro, Anthony Sbarro and Joseph Sbarro in their roles as directors of the Company, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company's shares of Common Stock from the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 805844 10 7                 13D                           Page 8 of 10




Item 5 is amended in its entirety to read as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The following table sets forth information as to shares as to which each Reporting Person has sole or shared power to vote or to direct the disposition at June 22, 1998:


                                     Shares with          Shares with
                                    Sole Power to      Shared Power to                   Total
                                      Vote and             Vote and             ------------------------
                                 Direct Disposition    Direct Disposition        Shares              %
                                 ------------------    ------------------        ------             ---
Mario Sbarro                         1,835,463(a)         2,504,074(b)         4,339,537(a)(b)     20.8
Anthony Sbarro                       1,398,800(c)              --              1,398,800(c)         6.8
Joseph Sbarro                        1,974,580(d)              --              1,974,580(d)         9.5
Franklin Montgomery, as co-trustee
   of the Trust of Carmela Sbarro         --              2,497,884(e)         2,497,884(e)        12.2

--------------------

                  (a) Includes 303,333 shares which are not outstanding but which are subject to issuance upon exercise of' options held by Mario Sbarro that are presently exercisable or exercisable within 60 days of June 22, 1998.

                  (b) Includes (i) 5,450 shares of Common Stock held by a charitable foundation supported by Mario Sbarro and his wife, of which Mario Sbarro, his wife and another director of the Company are directors, (ii) 2,497,884 shares of Common Stock held by the Trust of Carmela Sbarro, of which Mario Sbarro is one of two trustees and
            (iii) 740 shares of Common Stock owned by the spouse of Mario Sbarro. The reporting of these shares should not be construed as an admission that Mario Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

                  (c) Includes 165,000 shares of Common Stock which are not outstanding but are subject to issuance upon exercise of options held by Anthony Sbarro that are presently exercisable.

                  (d) Includes (i) 166,666  shares of Common Stock which are not outstanding but which are subject to issuance upon exercise of options held by Joseph Sbarro that are presently exercisable or exercisable within 60 days of June 22, 1998 and (ii) 609,000 shares of Common Stock owned by a family partnership of which Joseph Sbarro is the sole general partner. The reporting of such 609,000 shares should not be construed as an admission that

CUSIP No. 805844 10 7                 13D                           Page 9 of 10



            Joseph Sbarro is, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of these shares.

                  (e) Represents shares of Common Stock owned by the Trust of Carmela Sbarro, of which Mr. Montgomery is one of the two trustees.

Item 7 is amended in its entirety to read as follows:

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit                          Description
         -------                          -----------

            1 Joint Filing Agreement dated as of June 22, 1998 among Mario Sbarro, Anthony Sbarro, Joseph Sbarro and Franklin Montgomery.

CUSIP No. 805844 10 7                 13D                          Page 10 of 10



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 22, 1998


                                                  /s/ Mario Sbarro
                                            ----------------------------
                                                    Mario Sbarro

                                                 /s/ Joseph Sbarro
                                            ----------------------------
                                                   Joseph Sbarro

                                                 /s/ Anthony Sbarro
                                            ----------------------------
                                                   Anthony Sbarro

                                              /s/ Franklin Montgomery
                                            ----------------------------
                                                Franklin Montgomery
                                    as co-trustee of the Trust of Carmela Sbarro

                                    EXHIBIT 1




            The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:  June 22, 1998


                                                  /s/ Mario Sbarro
                                            ----------------------------
                                                    Mario Sbarro

                                                 /s/ Joseph Sbarro
                                            ----------------------------
                                                   Joseph Sbarro

                                                 /s/ Anthony Sbarro
                                            ----------------------------
                                                   Anthony Sbarro

                                              /s/ Franklin Montgomery
                                            ----------------------------
                                                Franklin Montgomery
                                    as co-trustee of the Trust of Carmela Sbarro